Exhibit 21.1

List of Subsidiaries

The following is a list of the Company’s subsidiaries and includes all subsidiaries deemed significant. The jurisdiction of incorporation or organization of each company is listed in parentheses.

FTS International Services, LLC (Texas)

FTS International Manufacturing, LLC (Texas)